PROCESSED 82-2783

JAN 23 2008

THOMSON FINANCIAL

SUPPL

08000317

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: formcap.com

Completed Biological Assessment
Significantly Advances Permitting on Idaho Cobalt Project

Vancouver, B.C., January 09, 2008, Formation Capital Corporation, (Formation, FCO-TSX), announced today its wholly owned subsidiary, Formation Capital Corporation, U.S. ("the Company") located in Salmon, Idaho, reports the United States Department of Agriculture Forest Service (USFS) has completed the Biological Assessment and Biological Evaluation (BA) of the effects of the Idaho Cobalt Project (ICP) on listed or regionally sensitive species under the Endangered Species Act.

"What we were happy to find is that the determination in the report states that the ICP (including the transportation route) would have "no effect" on federally endangered Snake River sockeye salmon or its critical habitat", said Bill Scales, President of Formation Capital US. "The report also states that the ICP is not likely to result in the destruction or adverse modification of designated Critical Habitat or Essential Fish Habitat for salmon or trout," he continued.

In reference to threatened species of salmonids the report states that a hazardous material in transit associated with the ICP is only "likely to adversely affect" ESA listed salmonids if (1) an accident occurs near a stream, (2) the shipping container ruptures, (3) the amount of material reaches toxic concentration, and (4) the salmonids are resident in the stream. A table in the report indicates that the accident probability analysis shows that the majority of the materials transported would have a probability of an accident occurring near a stream once in less than 1,000 years and only a few have a risk of once in less than 100 years.

"We are and have always been very focused on protecting endangered or threatened species around our project and along its transportation route", said Ms. Green, CEO of Formation. "We will have a thorough Spill Prevention and Response Plan in place which will largely eliminate the potential for any spill effects on salmonid species" she added.

"Why this is so significant", said Bill Scales from his Salmon Idaho office, "is that there is only one more document, the Biological Opinion, to come before the USFS can finalize the Environmental Impact Statement and issue the Record of Decision. It is a welcomed advance in the process."

The report has been forwarded to National Oceanic and Atmospheric Administration (NOAA) and the Fish and Wildlife Service and the consultation period has been initiated. The completion of the consultation will result in a Biological Opinion which will outline for the USFS any additional mitigation measures that NOAA and Fish and Wildlife would want considered in the Record of Decision. Although the consultation process has a maximum allowable time frame of 135 days, the Company is hopeful the ICP Biological Opinion can be completed sooner.

The USFS has revised its Schedule of Proposed Actions to reflect a Record of Decision in July 2008. In correspondence with the USFS they provided the following explanation:

> *"It is unfortunate that your investors place so much weight on dates in the Schedule of Proposed Action (SOPA). Projected completion dates for all but the simplest of projects are commonly revised and only become more definitive as major milestones in the process are achieved. In the case of the Idaho Cobalt Project, with the draft Environmental Impact Statement behind us and the initiation of the consultation process, a date for a decision can be more accurately predicted. We understand the proposed July 2008 date for the Record of Decision is conservative; being based on a maximum timeframe for completion of consultation (135 days) and a modest amount of time to prepare final documents."*

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Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation, 1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229, Investor Relations: Contact Encompass Communications toll free 1-877-566-6592
Email: inform@formcap.com - Or visit our Web site at: formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

END